Wolf Resources, Inc.
                                 564 Wedge Lane
                                Fernley, NV 89408


                                 August 7, 2009

Mr. Douglas Brown                                                 Via Edgar Only
Securities and Exchange Commission
Division of Corporate Finance
100 F. St N.E.
Washington, DC 20549

Re: Wolf Resources, Inc.
    Registration Statement on Form S-1
    File No. 000-52296

Dear Mr. Brown:

Wolf Resources, Inc. (the "Company") hereby requests that the above-captioned registration statement be ordered effective at 2:00 P.M. (Eastern) on August 10, 2009. The Company further acknowledges that:

     * should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

     * the action of the Commissioner the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any questions or comments or desire any additional information, please telephone the Company's attorney, Karen Batcher, at 619.475.7882.

Regards,

WOLF RESOURCES, INC.


/s/ Graeme McNeill
-------------------------------
Graeme McNeill, President